InferX Corporation | 1600 International Drive, Suite 110 | McLean, VA 22102-4860 | U.S.A. | T - 703.917.0880 | F - 703.917.0563 | www.inferx.com

August 2, 2007

Ms. Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
100 F Street, NE, Mail Stop 4561
Washington, DC 20549

Re:  InferX Corporation
        Registration Statement on Form SB-2/A
        File No. 333-138949
       Date Filed: June 13, 2007

Dear Ms. Jacobs:

We are in receipt of your comment letter dated July 5, 2007. We have addressed your comment letter by reproducing below each comment and providing our response immediately thereafter.

Management’s Discussion and Analysis or Plan of Operation

Year Ended, December 31, 2006 and 2005, page 17

1.
We note your response to prior comment 2 where you indicate that an increase in capitalized costs under SFAS 86 will result in a corresponding reduction to direct costs. While the Staff agrees with this statement, in theory, it does not appear to support the disclosures in MD&A and your discussion of the reasons for the changes in direct costs. The increase or decrease in direct costs was only indirectly impacted by the changes in capitalized costs. For instance, we note from your response to prior comment 4 that R&D costs actually increased by $36,724 from $12,642 in fiscal 2005 to $49,366 in fiscal 2006. Therefore, your disclosures indicating that capitalized costs increased by $10,000 and your response where you indicate that an increase in capitalized costs under SFAS 86 will result in a corresponding reduction to direct costs does not support the fact that direct costs actually increased by approximately $37,000. Pease revise your disclosures to include a discussion of the items that directly impacted the change in total direct costs.

Response:
We have revised the MD&A section of Form SB-2 and the Notes to the Consolidated Financial Statements for the year ended December 31, 2006 to state as follows: Direct costs for the year ended December 31, 2006 were approximately $282,000 compared to approximately $209,000 for the same period in 2005, an increase of approximately $73,000 or 35%. Direct costs before capitalization of labor costs were approximately $317,000 in 2006 and $233,000 in 2005, representing capitalized labor of approximately $35,000 and $24,000 in 2006 and 2005, respectively. This increase in direct costs in 2006 compared to 2005 of approximately $84,000 or 36% resulted primarily from an increase in subcontract labor of approximately $50,000 in 2006 and reductions in salary accepted by key direct employees in 2005 of approximately $35,000 when compared to 2006. Accordingly, our gross margin declined in the year ended December 31, 2006 to (41%) from 7% for the same period in 2005.

Ms. Barbara C. Jacobs August 2, 2007 Page 2

Note 2. Summary of Significant Accounting Policies

Computer Software Development Costs, page F-9

2.	We note your response to our prior comment 4. With regards to such information, please explain further the following:

•
Pursuant to SFAS 86, a detail program design is the detail design of a computer software product that takes product function, feature and technical requirements to their most detailed, logical form and is ready for coding. Furthermore, technical feasibility of a computer software product is established when the Company has completed all planning, designing, coding and testing activities that are necessary to establish that the product can be produced to meet its design specifications including functions, features and technical performance requirements. We note that since fiscal 2002, the Company has capitalized in excess of $900,000 in software development cost and expenses only $167,000 in R&D costs. Tell us what additional costs were expensed prior to 2002 related to these products. Further explain how the Company was able to create a detailed program designs without incurring significant costs (in relation to the costs that you have capitalized to date).

•
We note that the Company continued to capitalized significant costs in fiscal 2003 and 2004 after sales of your products had begun (in fiscal 2002). Your response to comment 4 indicates that there are separate, specific versions of InferAgent and InferView that have been capitalized in different manners. You further provided excerpts from a report prepared by an outside expert that was used to evaluate the development costs under SFAS 86. Your response, however, provides no explanation to support this report. For instance, you indicate that the report identifies the versions, timing and the major difference of each development to support the additional capitalized costs. While we note that certain features were added to the product in fiscal 2003, it is not clear what these features were and why there were considered to be “major difference”. Furthermore it appears that nothing new was added to these products in June 1003 - December 2003 and yet during this period you capitalized an additional $207,507. Similarly, it is not clear what happened during January 2004 - March 2004 and September 2004 - October 2004 that would justify additional capitalized costs of $65,334 and $42,892, respectively. Please provide a detailed explanation to support these costs. A report prepared by an outside expert, without sufficient explanation from the Company, will not be appropriate response to the Staff’s comments.

Ms. Barbara C. Jacobs August 2, 2007 Page 3

Response:
Please note that the predecessor company to InferX (Datamat) was a R&D professional services firm for divisions of the U.S. Government. To complete our work with the U.S. Government we were required to complete detailed program designs that were much more expansive than those required under SFAS 86. In addition, most planning for each new program was completed as part of its predecessor program and the related costs have been included as direct costs as incurred.

Because Datamat was a R&D professional services firm virtually all direct costs were also R&D costs. The $167,000 you referenced in your comment letter of July 5, 2007 represented only those R&D costs that were included in indirect expenses. Total R&D costs included in both direct and indirect costs for the years ended December 31 2002 through 2006 and the three months ended March 31, 2007 are approximately as follows:

	Direct	Indirect	Total
2002*	471,000	40,000	511,000
2003	146,000	26,000	172,000
2004	47,000	39,000	86,000
2005	32,000	13,000	45,000
2006	105,000	49,000	154,000
March 31, 2007	59,000	2,000	61,000

*The Company does not have the necessary accounting records prior to 2002 to accumulate R&D expenses.

The Company’s financial statements for the years ended 12/31/05 and 12/31/06 and for the three months ended March 31, 2007 have been revised to include the above disclosures.

In order to comply with the requirements of SFAS 86 and its outside auditors, Inferx hired outside experts to review software development documentation and functionality. The following is a summary of the outside expert’s report of the capitalized software costs (which were amortized over a period of 60 months):

InferView version 1.6 - Capitalization began in January 2002, the software became available for sale in May 2002, and $61,375 of costs were capitalized. The significant improvements included a data parser for structured information. (All unamortized amounts under this version were written off during the three months ended March 31, 2007).

InferView version 1.7 - Capitalization began in June 2002, the software became available for sale in January 2003, and $63,000 of costs were capitalized. The significant improvements included a data parser for unstructured information. (All unamortized amounts under this version were written off during the three months ended March 31, 2007).

Ms. Barbara C. Jacobs August 2, 2007 Page 4

InferAgent version 1.1 - Capitalization began in February 2002, the software became available for sale in October 2002, and $112,653 of costs were capitalized. Improvements for this version include basic functionality of our current product suite including the predictive engine, algorithms for modeling on distributed data, database interfaces for MS SQL, Oracle and MS Access and a processing meter.

InferAgent version 1.2 - Capitalization began in November 2002, the software became available for sale in January 2003, and $52,824 of costs were capitalized. This version includes a complete revamp of the predictive engine for substantial speed increases and batch mode capability.

InferAgent version 1.3 - Capitalization began in February 2003, the software became available for sale in April 2003, and $93,870 of costs were capitalized. This version allows for communication and analysis capability between multiple formats and allows Agents to communicate with each other using new remote invocation methods in Java.

InferAgent version 1.4 - Capitalization began in May 2003, the software became available for sale in May 2003, and $28,391 of costs were capitalized. This version has significant new algorithms that allow the software to deal with imperfect data (e.g., missing or/and unknown data attributes).

InferAgent version 2.1 - Capitalization began in June 2003, the software became available for sale in May 2004, and $314,104 of costs were capitalized. This version has a complete redesign of the basic models and the related approach. There are also new learning algorithms for iterative data cleansing. Also, this version provides for pruning of less significant rules to increase the accuracy of prediction.

InferAgent version 3.0 - Capitalization began in June 2004, the software became available for sale in June 2004, and $27,693 of costs were capitalized. This version includes additional Java framework components for Agent communication, port accessibility, speed and firewall issues.

InferAgent version 3.1 - Capitalization began in July 2004, the software became available for sale in December 2004, and $131,105 of costs were capitalized. This version significantly updates the software’s ability to handle different data types and incorporates a parcel processor for use of multiple CPUs to increase the speed of processing.

Ms. Barbara C. Jacobs August 2, 2007 Page 5

Note 5. Note Payable

Promissory Notes, page F-20

3.
We note your response to prior comment 7 where you indicate that, to date, the Company has accrued penalties of approximately 89,500 shares of common stock, valued at approximately $45,000. We further note that such amounts are not yet reflected in the financial statements included in your registration statement as you did not begin accruing penalties until April 23, 2007. The Staff, however, believes that the fact the Company is now incurring penalties for failure to secure an effective registration statement is important information to a prospective investor. Furthermore, it appears that such amounts could be considered material to the Company’s financial statements. Therefore, please revise your disclosures to include a discussion of the fact that the Company did not meet your deadlines and disclose the amount of penalties incurred to date.

Response:
The Company has included in its disclosures in the Form SB-2 that subsequent to the balance sheet dates it has incurred penalties and has disclosed amounts accrued to date due to its failure to secure an effective registration.

The Registration Rights Agreement dated October 23, 2006 between the Company and certain investors provided that the Company would accrue a penalty of 1% of the total shares of the Company’s common stock registered on Form SB-2 (the “Total Shares”), per month for each month beyond April 23, 2007 that Company’s registration statement on Form SB-2 failed to be effective up to a maximum of 10% of the Total Shares or 447,340 shares of common stock. The Company has incurred a penalty of 178,936 shares of its common stock as of July 23, 2007. This liability has been reflected in the Company’s financial statements commencing April 2007.

Note 7. Stockholders’ Equity (Deficit)

Common Stock page F-22

4.
We note your response to prior comment 8 where you indicate that the 305,000 shares of the Company’s common stock were issued to founders in April 2005 in connection with your desire to commercialize your products and services beyond government contract sales. You further state that prior to these individuals joining the Company, you had no written business plan, no moving-forward projections, no commercial marketing plan, no outside investors and your books were not auditable. Please reconcile this statement to your disclosures on page 1 of the registration statement where you state in fiscal 2002 the Company began to develop your software product as a commercial product and in fiscal 2003 you sold two commercial software licenses. You further state that since fiscal 2004, all of your revenues have been derived from government contracts. Considering the Company generated $573,217 of revenues in fiscal 2004 (prior to the issuance of these founder shares) please explain how your Board of Directors determined that your common stock in April 2005 had only a nominal value. Also, explain further exactly how the deficiencies noted in your response (lack of business plan, commercial marketing plan, auditable books and records, etc.) were remedied within one month of this issuance and revise your filing as necessary to include a discussion of these events in your Business disclosures.

Ms. Barbara C. Jacobs August 2, 2007 Page 6

Response:
As noted in conversations with SEC Staff, our software development along with revenues from software sales existed in Datamat Systems Research, Inc. The issuance of founders shares discussed in this comment occurred in InferX Corporation in April 2005. Datamat and Inferx did not merge until August 2006 (effective December 31, 2005). Also, the deficiencies noted in our earlier response were not fully remedied when we received the outside investment. Instead, the addition of key employees and considerable progress in the deficiency areas were requirements to receive the outside investment in May 2005. Accordingly, we believe our valuations of equity are proper and in accordance with relevant guidelines.

Note 13. Restatement of Financial Statements, page F-26

5.
We note your response to prior comment 5 that the Company revised your December 31, 2006 balance sheet to remove unbilled receivables from the total assets and deferred revenue from the total liabilities. Please explain whey you did not label the Balance Sheet as restated and include an explanation of this revision in your restatement footnote.

Response:
The Company has added statements in each of its financial statements to disclose the restatement of the balance sheet relating to the unbilled receivables and unearned revenue. We have disclosed that it was a correction of an error in the accounting of government contracts. Please note, the December 31, 2006 balance sheet was already labeled as “Restated”.

Interim Financial Statements

Note 2. Summary of Significant Accounting Policies

Recent Issued Accounting Standards, page F-42

6.
We note your response to prior comment 13 where you indicate that the Company revised your disclosures with regards to the recently issued accounting standard, FSP EITF 00-19-2. Our previous comment asked you to tell us what impact this guidance will have on your 2007 financial statements. Your response and your revised disclosures do not address our comment. Your disclosures indicate that the Company believes the EITF will have an impact on your consolidated financial statements as it related to Class A and Class B warrants, however, you do not state what that impact will be . Considering FSP EITF 00-19-2 was effective for financial statements issued for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years, we would expect your March 31, 2007 financial statements to reflect the adoption of this guidance. Tell us how the Company applied this guidance to your current financial statements and tell us specifically how you concluded that the Class A and Class B warrants still qualified for current liability classification.

Ms. Barbara C. Jacobs August 2, 2007 Page 7

Response:	In response to the requirements of FSP EITF 00-19-02, we have concluded that the Class A and Class B warrants should be classified as equity beginning January 1, 2007.

We have added additional language to the notes to our financial statements for the year ending December 31, 2006 to discuss the impact on our financial statements. Specifically, that the adjustment will decrease the derivative liability and increase additional paid-in capital by $1,031,703 each.

The financial statements for the three months ended March 31, 2007 have been restated to reflect the above adjustment and the notes to the financial statements have been revised to indicate our application of FSP EITF 00-19-02. In addition, we have accrued an estimated liability of $89,468 under the requirements of our registration rights agreement that management believes is probable.

The above adjustments have been disclosed as a correction of an error.

Form 8-K Filed April 26, 2007

7.
We note your response to prior comment 11 where you indicate that in April 2007, the Company issued 1,629,513 shares to certain Class A Warrant holders. We further note from your disclosures in the Company’s Form 8-K filed on April 26, 2007 that in April 2007, the Company and the holders of your Class A warrants agreed to reduce the exercise price of 80% of your Class A warrants from $0.50 to $.25 per share for a period of two weeks. Tell us what impact the reduction in the exercise price of your Class A warrants had on your financial statements and tell us the specific accounting guidance you applied in accounting for this modification. Also, revise to include a discussion of this transaction (including the financial statement impact) in a subsequent events footnote to your financial statements in your registration statement.

Response:
We believe our revised accounting for our warrant conversion in April 2007 complies with the provisions of EITF 06-6, EITF 05-7, EITF 00-19 and FASB133 and we have revised our subsequent event footnote to discuss the impact on our financial statements in the form as follows:

Ms. Barbara C. Jacobs August 2, 2007 Page 8

In April 2007 the Company and the holders of the Class A warrants agreed to amend the Class A Warrants to allow for the exercise of those warrants at a price of $.25 for two weeks. On April 20, 2007 the Company issued 1,629,513 shares of common stock in exchange for an equal number of warrants for gross proceeds of approximately $407,000. We have recognized the proceeds and related exercise of warrants in April 2007. The impact on our financial statements of this transaction is an increase of cash by approximately $407,000, and an increase in equity of approximately $407,000.

Since our warrants are now classified as equity there is no impact on operations as a result of the above transaction.

General

8.
To the extent that you revise your financial statements and/or related disclosures in response to our comments, ensure that equivalent revisions are made as appropriate to the previously filed periodic reports.

Response:
We have made the equivalent revisions to our previously filed periodic reports in response to the staff’s comments and have included copies of those reports along with this response to your July 5, 2007 comment letter.

If you have any further comments or questions regarding our response, please contact Ernest M. Stern, our outside counsel at Seyfarth Shaw LLP, at (202) 828-5360, or if your can not reach him, please call me at (703) 917-0880 x 225.

Sincerely,

/s/ B.K. Gogia

B.K. Gogia

cc: Ernest M. Stern, Esq.